Diguang International Development Co., Ltd.

November 7, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Russell Mancuso

Re:	Diguang International Development Co., Ltd. (the “Company”) Post-effective Amendment No. 3 to Form S-1 Filed October 9, 2008 File No. 333-135061

Dear Mr. Mancuso,

We refer to the above matter and the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 20, 2008 commenting on our Post-effective Amendment No. 3 to the Registration Statement on Form S-1 filed on October 9, 2008 (the “Post-effective Amendment No. 3”).

In addition to filing marked copies electronically, we have provided three complete, unmarked copies of Post-effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Post-effective Amendment No. 4”), and eight additional copies of such amendment with five copies marked to show changes from Post-effective Amendment No. 3, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s October 20, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Post-effective Amendment No. 4 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

1.	Please ensure that when you make changes to the document you file, those changes are appropriately marked. Refer to Rule 472 of Regulation C and Rule 310 of Regulation S-T.

We note the Staff’s comment and will ensure compliance of the same in the future.

Signatures, page 76

2.	We reissue prior comment 4, which addressed signatures below the second paragraph of text required on the Signatures page.

We note the Staff’s comment and respectfully advise the Staff that changes have been made on page 76 of Post-effective Amendment No. 4 as follows:-.

 “SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shenzhen, The People’s Republic of China on November 7, 2008.

Diguang International Development Co., Ltd.
(Registrant)

/s/ Keith Hor
By: Keith Hor
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: November 7, 2008	/s/ Yi Song
Yi Song
Chairman of the Board and Chief Executive Officer (Director and Principal Executive Officer)

Dated: November 7, 2008	/s/ Hong Song
Hong Song
Director and Chief Operating Officer

Dated: November 7, 2008	/s/ Fong Heung Sang
Fong Heung Sang
Director

Dated: November 7, 2008	/s/ Hoi S. Kwok
Hoi S. Kwok
Director

Dated: November 7, 2008	/s/ Tuen-Ping Yang
Tuen-Ping Yang
Director

Dated: November 7, 2008	/s/ Keith Hor
Keith Hor
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)”

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact our Mr. Yi Song, Chief Executive Officer at (86) 755-2655-3580 .

Sincerely,

/s/ Yi Song
Yi Song
For and on behalf of Diguang International Development Co., Ltd.

cc: Mr. Simon Luk